March 25, 2015

VIA EDGAR

Mr. Jay Williamson, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:           FORUM FUNDS II
NWS International Property Fund (the “Fund”)
(File Nos. 811-22842 and 333-188521)

Dear Mr. Williamson:

On January 16, 2015, Forum Funds II (“Registrant”) filed Post-Effective Amendment No. 24 (“PEA 24”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosure in the Fund’s prospectus, statement of additional information, and Part C (accession number 0001435109-15-000042) (the “Registration Statement”). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Wednesday, February 25, 2015 regarding PEA 24 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed pursuant to Rule 485(a) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”). In addition, Registrant requests that effectiveness under the 1933 Act of the above-referenced Registration Statement be accelerated to March 31, 2015 pursuant to Rule 461 of Regulation C.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS

Comment 1: Please confirm that the Registrant will include all of the redacted fee and expense information in the final Registration Statement.

Response: Registrant has revised the disclosure to include all of the appropriate fee and expense information, consistent with the Staff’s comment.

Comment 2: The Fund’s investment objective references capital appreciation, whereas the Fund’s principal investment strategies emphasize current income and liquidity. Please address this discrepancy or advise as to why no revision is necessary.

Response: Registrant affirms that capital appreciation, current income, and liquidity are each a key component of the Fund’s investment objective and principal investment strategy. Registrant has revised the Principal Investment Strategies to reflect the importance of capital appreciation, consistent with the Staff’s comment.

Comment 3: The Fund’s investment objective references “equity-linked securities,” whereas the Fund’s principal investment strategies refer only to equity securities. To the extent that equity-linked securities are distinct from equity securities, and to the extent that equity-linked securities will be a principal investment of the Fund, please explain how the Registrant defines equity-linked securities or advise as to why no revision is necessary.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 4: In the Fees and Expenses section, please consider removing the Shareholder Fees chart, as they are inapplicable.

Response: Registrant has removed the inapplicable Shareholder Fees from the referenced chart, consistent with the Staff’s comment.

Comment 5: Upon filing, please include the referenced Expense Limitation Waiver Agreement as an exhibit to the Registration Statement. Please ensure that the waiver will be in place for no less than 12 months from the effective date of the registration statement.

Response: Registrant confirms that it will include the referenced Expense Limitation Agreement as an exhibit to the Fund’s Registration Statement filing. Registrant confirms that the Expense Limitation Agreement will be in place for a period longer than 12 months from the effective date of the Fund.

Comment 6: Please confirm that each Expense Example is properly calculated and that it reflects the expense cap reduction only for the duration of the Expense Limitation Waiver Agreement.

Response: Registrant confirms that the Expense Example in the Fund’s prospectus was properly calculated and that the calculation includes the expense cap only for the duration that the Expense Limitation Agreement is in place.

Comment 7: In the Principal Investment Strategies, please confirm your understanding of Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”). Specifically, please revise the Fund’s 80% policy to state that it will include borrowings for investment purposes, rather than may include borrowings for investment purposes.

Response: Registrant confirms its understanding of Rule 35d-1 promulgated under the 1940 Act and has revised the disclosure consistent with the Staff’s comment.

Comment 8: In the Principal Investment Strategies, please explain why and how “retailers, theatre companies, and supermarket chains” are considered international property companies.

Response: Registrant has revised the disclosure to remove reference to supermarket chains from the companies considered by the Adviser to represent international property companies. Registrant continues to broadly classify retailers and theatre companies as being within the scope of international property companies due to the evolving nature of the definition, particularly in off-shore markets. In addition, Registrant considers retailers and theatre companies to be international property companies only to the extent that the primary objective of the management of the respective company is to create value through the active ownership, operation, development and/or management of real estate assets, as disclosed in the Fund’s principal investment strategies.

Comment 9: In the Principal Investment Strategies, please explain how micro capitalization companies are defined.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 10: In the Principal Investment Risks, please revise the “Real Estate and Equity REIT Concentration Risk” to more succinctly discuss and prioritize concentration in equity REITs. Please specifically include industry and REIT-specific risks and disclose separately, to the extent possible. Please clarify how changes in interest rates are likely to affect REITs generally and specifically.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 11: In the Item 9 Principal Investment Strategies, please clarify how the Registrant will determine how international property companies are classified as international and how the Registrant will allocate a company’s geographic exposures in connection with the geographic-based investment limitations.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 12: In the Item 9 Principal Investment Strategies, please restate the phrase “attractive risk-adjusted total return potential” in a way that an average investor can understand.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 13: Please briefly describe the NAREIT Developed EX-US Total Return Index.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 14: In the “Portfolio Selection Process,” please describe how securitization trends will impact investment decisions and securities selection.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 15: In the “Investment Adviser” section, please revise the disclosure to delete duplicative references to the Adviser’s registration as an investment adviser under the Investment Advisers Act of 1940.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 16: In the “Portfolio Managers” section, please confirm that there are no legal or contractual issues, given that all three portfolio managers served as portfolio managers of a competitor fund with similar investment objectives.

Response: Registrant confirms that there are no legal or contractual issues relating to the portfolio managers of the Fund.

Comment 17: With respect to the section entitled “Account Application and Customer Identity Verification,” please supplementally explain the circumstances of satisfying purchase requests without prior verification.

Response: Under normal circumstances, the transfer agent for the Fund will process a prospective investor’s investment in the Fund upon receipt of an account application that is in “good order.” For an account application to be in good order, it must contain all required identification information, including the prospective investor’s name, address, date of birth, and social security number or taxpayer identification number, among other things. The transfer agent will subsequently seek to verify the investor’s identity based on documentary or non-documentary methods of verification. If unable to do so, the Fund may then redeem the investor’s investment at the next NAV calculated after the fund decides to close the account.

Comment 18: In the “Taxes” section, please revise the disclosure to delete duplicative references to each individual investor having a unique tax situation.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment 19: In the Investment Policies and Risks, please clarify what the Registrant means by “foreign investments.”

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 20: In the section relating to rights and warrants in the Investment Policies and Risks, reference is made to forms of derivative instruments. Please confirm that the Fund will segregate the appropriate amounts in accordance with Section 18 of the 1940 Act and Release 10666 when employing leverage transactions.

Response: The Fund will not invest in derivative instruments. Registrant has revised the disclosure accordingly.

Comment 21: In the Investment Policies and Risks, there is a statement suggesting that a majority of the Fund’s investments will be in the securities of equity REITs, which is a narrower investment strategy than the strategy stated in the Fund’s prospectus. Please revise this statement and confirm whether the statement is intended to be a fundamental policy or restriction. In addition, please address whether the Fund will only invest in securities denominated in U.S. dollars. To the extent that the risk profiles of various REITs differ, please disclose in the prospectus.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 22: In the Information Concerning Trust Committees, please update references for the year 2015.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 23: In the Distributor section, please confirm if there is a Rule 12b-1 Plan with respect to any class of shares of the Fund. If so, please include the appropriate disclosure in the fees and expenses table.

Response: The Fund does not have a Rule 12b-1 Plan relating to its sole class of shares. Registrant has revised the disclosure to remove reference to such a plan.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/Zachary R. Tackett
Zachary R. Tackett
cc: Alison Fuller, Esq.
Stradley Ronon Stevens & Young LLP